UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35696; July 29, 2025

In the Matter of

Hamilton Lane Private Assets Fund
Hamilton Lane Private Infrastructure Fund
Hamilton Lane Private Secondary Fund
Hamilton Lane Venture Capital and Growth Fund
Hamilton Lane Credit Income Fund
Hamilton Lane Advisors, L.L.C.

100 Washington Street, Suite 1300
Conshohocken, Pennsylvania 19428

(812-15810)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT,
UNDER SECTIONS 6(c) AND 23(c) OF THE ACT GRANTING AN EXEMPTION FROM
RULE 23c-3 OF THE ACT AND PURSUANT TO SECTION 17(d) AND RULE 17d-1
UNDER THE ACT

Hamilton Lane Private Assets Fund, et al. filed an application on May 22, 2025, and an
amendment on June 17, 2025, requesting an order under section 6(c) of the Investment Company
Act of 1940 ("Act") granting an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act;
under sections 6(c) and 23(c) of the Act granting an exemption from rule 23c-3 under the Act;
and pursuant to section 17(d) of the Act and rule 17d-1 under the Act. The order permits certain
registered closed-end management investment companies to issue multiple classes of shares and
to impose early withdrawal charges and asset-based distribution and/or service fees.

On July 3, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35666). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the

application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that proposed repurchases will be made in a manner which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

It is further found that the investment company's proposed institution of asset-based distribution and/or service fees is consistent with the provisions, policies, and purposes of the Act, and will not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Hamilton Lane Private Assets Fund, et al. (File No. 812-15810),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 of the Act is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1 of the Act, that the investment company's institution of asset-based distribution and/or service fees is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.